SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11015093

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 17 2011
WASH, D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage of Texas, Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 S. 5th Street
(No. and Street)

Waco (City) Texas (State) 76701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy R. Kohn (254) 759-3718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd & Therrell, P.C.
(Name – *if individual, state last, first, middle name*)

P. O. Box 7616 (Address) Waco (City) Texas (State) 76714-7616 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy R. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage of Texas, Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHILPI SINHA
Notary Public
STATE OF TEXAS
My Comm. Exp. June 15, 2014

Signature

Managing Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)
Financial Statements and
Supplemental Information
December 31, 2010 and 2009
(With Independent Auditors' Report Thereon)

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Table of Contents

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
www.jrbt.com

Offices in Austin, Huntsville and Waco

Independent Auditors' Report

The Board of Directors
Investors Brokerage of Texas, Ltd.:

We have audited the accompanying statements of financial condition of Investors Brokerage of Texas, Ltd. (the Partnership), a subsidiary of Chase Financial Corp., as of December 31, 2010 and 2009, and the related statements of loss, changes in partners' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Brokerage of Texas, Ltd., a subsidiary of Chase Financial Corp., at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 4, 2011

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Financial Condition

December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 275,289	261,610
Cash deposit with clearing organization	150,000	150,000
Receivable from clearing organization	2,370	-
Other assets	25,967	25,040
	$ 453,626	436,650
Liabilities and Equity		
Payable to affiliates	$ 41,327	22,546
Partners' equity	412,299	414,104
	$ 453,626	436,650

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Loss

Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ 578,364	511,833
Interest	8,098	16,603
Other	5,862	5,917
Total revenue	592,324	534,353
Expenses:		
Employee compensation, commissions and benefits	422,160	379,669
Communications	15,075	16,355
Occupancy and equipment	84,000	92,616
Professional fees	13,155	12,449
Clearance fees	37,408	29,727
Other operating expenses	37,345	36,924
Total expenses	609,143	567,740
Loss before income taxes	(16,819)	(33,387)
Current income tax benefit	(15,014)	(11,350)
Net loss	$ (1,805)	(22,037)

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Changes in Partners' Equity

Years Ended December 31, 2010 and 2009

Balance, January 1, 2009	$ 436,141
Net loss	(22,037)
Balance, December 31, 2009	414,104
Net loss	(1,805)
Balance, December 31, 2010	$ 412,299

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (1,805)	(22,037)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Increase in receivable from clearing organization	(2,370)	-
Increase in other assets	(927)	(2,205)
Decrease in income taxes payable	-	(19,664)
Increase (decrease) in payable to affiliates	18,781	(10,407)
Net cash provided by (used in) operating activities	13,679	(54,313)
Net increase (decrease) in cash and cash equivalents	13,679	(54,313)
Cash and cash equivalents at beginning of year	261,610	315,923
Cash and cash equivalents at end of year	$ 275,289	261,610

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Years Ended December 31, 2010 and 2009

Subordinated liabilities, January 1, 2009	$ -
Changes	-
Subordinated liabilities December 31, 2009	-
Changes	-
Subordinated liabilities December 31, 2010	$ -

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements

December 31, 2010 and 2009

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

The accompanying financial statements include only the accounts of Investors Brokerage of Texas, Ltd. (the Partnership). The general partner (.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.Com, Inc. Insurors.Com, Inc. is wholly owned by Chase Financial Corp. The Partnership serves as an investment broker-dealer, with the majority of its customers located in the central and south Texas areas.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Southwest Securities in Dallas, Texas.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a trade date basis.

(c) Income Taxes

The Partnership and its affiliates are included in the consolidated federal income tax return filed by the parent company. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from its affiliates. The amount of income tax expense differs from the amount that would result from applying statutory tax rates to income before income taxes because of certain expenses that are not fully deductible for tax purposes, the effect of the surtax exemption which has been allocated to the parent company, and the effect of the difference in the prior year intercompany income tax allocation.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. No deferred taxes have been recorded in these financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(c) Income Taxes (continued)

The Partnership recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Partnership records interest related to unrecognized tax benefits and penalties in other operating expenses.

For years before 2007, the Partnership is no longer subject to U.S. federal or state income tax examinations.

(d) Cash Equivalents

For purposes of the statements of cash flows, the Partnership considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(e) Advertising Expense

The Partnership expenses the costs of advertising as incurred. Advertising expense for 2010 and 2009 totaled $837 and $25, respectively.

(f) Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Retirement Plan

The Partnership participates in the retirement plan (the Plan) of a related company which covers substantially all employees. The Plan has a 401(k) provision which allows employees with at least one year and 1,000 hours of service to make contributions.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(2) Retirement Plan (continued)

Employee contributions can be matched at the discretion of the Plan sponsor. However, there was no match of the employee contributions for the 401(k) plan for the years ended December 31, 2010 and 2009. The Partnership did make discretionary contributions of $34,267 and $27,494 to the Plan for the years ended December 31, 2010 and 2009, respectively.

(3) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Partnership carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $50,000 under Rule 15c3-1(a)(2). At December 31, 2010, the Partnership had net regulatory capital of $408,396. The Partnership's net capital ratio was .10 to 1.

(4) Related Party Transactions

A related entity, Insurors Opportunity, Ltd., charges the Partnership for various office space, accounting services and payroll processing and pays all employees and other miscellaneous services for the Partnership. The partners are in a position to, and in the future may, influence the amount of payroll and administrative overhead charges to the Partnership. Following is a summary of the major expenses related to services performed by Insurors Opportunity, Ltd.:

	2010	2009
Occupancy and equipment	$ 84,000	92,616
Employee compensation, commissions and benefits	422,160	379,669

(5) Supplemental Cash Flow Information

The Partnership received an income tax refund for $20,000 and paid $10,000 in income taxes from/to one of its affiliates in 2010 and paid $19,000 in 2009.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(6) Business and Credit Concentrations

The Partnership, at December 31, 2010 and 2009 and periodically through the years, has maintained balances in deposit accounts at a financial institution in excess of federally insured limits.

(7) Subsequent Events

Subsequent events have been evaluated through February 4, 2011, which is the date the financial statements were available to be issued.

Supplemental Information

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation of Net Capital Requirements Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2010

Net capital:	
Total partners' equity	$ 412,299
Deductions:	
Non-allowable assets - other assets	(3,903)
Net capital	$ 408,396
Aggregate indebtedness, as reported on the accompanying financial statements	$ 41,327
Minimum net capital required	$ 50,000
Net capital in excess of requirements	358,396
Net capital	$ 408,396
Ratio aggregate indebtedness to net capital	.10:1

There are no material differences between the preceding computation and the Partnership's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2010

The Partnership claims exemption under Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2010

The Partnership claims exemption under Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
Independent Accountants' Report
on Applying Agreed-Upon Procedures
December 31, 2010

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
www.jrbt.com

Offices in Austin, Huntsville and Waco

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Investors Brokerage of Texas, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Investors Brokerage of Texas, Ltd. (the Partnership) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in the General Assessment Reconciliation (Form SIPC-7) with respective cash disbursement record entries in the general ledger noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. There were no adjustments reported in the Form SIPC-7.

4. We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, noting no differences.

5. There was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 4, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028644 FINRA DEC
INVESTORS BROKERAGE OF TEXAS LTD 19*19
225 S 5TH ST
WACO TX 76701-2112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 294.10

B. Less payment made with SIPC-6 filed (exclude interest) (150.00)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 144.10

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 144.10

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 144.10

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investors Brokerage of Texas Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Principal
(Title)

Dated the 21st day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 592,324
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	403,013
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	37,408
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	34,265
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	474,686
2d. SIPC Net Operating Revenues	$ 117,638
2e. General Assessment @ .0025	$ 294.10

(to page 1, line 2.A.)